November 17, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:          Heather Percival

Re:	CHF Solutions, Inc.
Registration Statement on Form S-1
File No. 333-221010
Acceleration Request
	Requested Date:	November 21, 2017
	Requested Time:	4:15 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CHF Solutions, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-221010) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes each of Phillip D. Torrence and Jessica M. Herron of Honigman Miller Schwartz and Cohn LLP, counsel to the Company, to make such request on its behalf.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the effectiveness of the Registration Statement with Jessica M. Herron of Honigman Miller Schwartz and Cohn LLP by telephone at (313) 465-7602.

[Signature page follows]

****

Sincerely,

CHF Solutions, Inc.

/s/ John Erb

John Erb
Chief Executive Officer

cc:	Phillip D. Torrence, Honigman Miller Schwartz and Cohn LLP
Jessica M. Herron, Honigman Miller Schwartz and Cohn LLP
Michael F. Nertney, Ellenoff Grossman & Schole LLP
Matthew McCullough, Ellenoff Grossman & Schole LLP